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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Marlin Business Services Corp.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
571157 10 6
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	571157 10 6	Page	2	of	8

1	NAMES OF REPORTING PERSONS Primus Capital Fund IV Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		790,764 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		790,764 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	790,764 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	571157 10 6	Page	3	of	8

1	NAMES OF REPORTING PERSONS Primus Venture Partners IV Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		832,713 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		832,713 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	832,713 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	571157 10 6	Page	4	of	8

1	NAMES OF REPORTING PERSONS Primus Venture Partners IV, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		832,713 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		832,713 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	832,713 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	571157 10 6	Page	5	of	8

Item 1.

	(a)	Name of Issuer:

Marlin Business Services Corp.

	(b)	Address of Issuer’s Principal Executive Offices:

300 Fellowship Road Mount Laurel, New Jersey 08054

Item 2.

	(a)	Name of Person Filing:

This Amendment No. 4 to Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(l) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Primus Capital Fund IV Limited Partnership (“PCF IV LP”), a Delaware limited partnership, by virtue of its direct beneficial ownership of 790,764 shares of common stock, par value $.01 per share (the “Common Stock”), of Marlin Business Services Corp., a Pennsylvania corporation (the “Company”); (ii) Primus Venture Partners IV Limited Partnership (“PVP IV LP”), a Delaware limited partnership, as the sole general partner of PCF IV LP; and (iii) Primus Venture Partners IV, Inc. (“PVP IV Inc.”), a Delaware corporation, as the sole general partner of PVP IV LP. PCF IV LP, PVP IV LP and PVP IV Inc. are hereinafter collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated February 8, 2008, a copy of which is filed with this Amendment No. 4 to Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

	(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Primus Venture Partners, 5900 Landerbrook Drive, Suite 200, Cleveland, Ohio 44124-4020.

	(c)	Citizenship:

Each of PCF IV LP and PVP IV LP are limited partnerships organized under the laws of the State of Delaware, and PVP IV Inc. is a corporation incorporated under the laws of the State of Delaware.

	(d)	Title of Class of Securities:

Common Stock, par value $.01 per share

	(e)	CUSIP Number:

571157 10 6

CUSIP No.	571157 10 6	Page	6	of	8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Each Reporting Person named in response to Item 2 hereof has, as of December 31, 2007, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock as follows:

Primus Capital Fund IV Limited Partnership. PCF IV LP has shared power to vote and to dispose of 790,764 shares of Common Stock currently held by PCF IV LP, constituting approximately 6.4% of the outstanding Common Stock.

Primus Venture Partners IV Limited Partnership. PVP IV LP, as the sole general partner of PCF IV LP, may be deemed to have shared power to vote and to dispose of 790,764 shares of Common Stock currently held by PCF IV LP. In addition, PVP IV LP is also the sole general partner of Primus Executive Fund Limited Partnership (“PEF LP”) and, in such capacity, may be deemed to have shared power to vote and dispose of the 32,949 shares of Common Stock currently held by PEF LP. In total, PVP IV LP may be deemed to have the shared power to vote and dispose of approximately 6.7% of the outstanding Common Stock. The filing of this Amendment No. 4 to Schedule 13G by PVP IV LP shall not be considered an admission that PVP IV LP is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by PCF IV LP or PEF LP.

Primus Venture Partners IV, Inc. PVP IV Inc., as the sole general partner of PVP IV LP, may be deemed to have the shared power to vote and to dispose of 790,764 shares of Common Stock currently held by PCF IV LP and the 32,949 shares of Common Stock currently held by PEF LP. In total, PVP IV Inc. may be deemed to have the shared power to vote and dispose of approximately 6.7% of the outstanding Common Stock. The filing of this Amendment No. 4 to Schedule 13G by PVP IV Inc. shall not be considered an admission that PVP IV Inc. is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by PCF IV LP or PEF LP.

CUSIP No.	571157 10 6	Page	7	of	8

PVP IV Inc. has five shareholders and directors, Loyal W. Wilson, James T. Bartlett, William C. Mulligan, Jonathan E. Dick and Steven Rothman.

Except as otherwise specially noted, all of the percentages calculated in this Schedule 13G are based upon an aggregate of 12,323,412 shares of Common Stock outstanding on or about October 31, 2007, as disclosed in the Company’s last filed quarterly report on Form 10-Q for the quarter ended September 30, 2007. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No person other than the persons named in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No.	571157 10 6	Page	8	of	8
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 8, 2008

PRIMUS CAPITAL FUND IV LIMITED PARTNERSHIP

By:	Primus Venture Partners IV Limited Partnership
Its:	General Partner

By:	Primus Venture Partners IV, Inc.
Its:	General Partner

By:	/s/ Steven Rothman

Its:	Secretary and Treasurer

PRIMUS VENTURE PARTNERS IV LIMITED PARTNERSHIP

By:	Primus Venture Partners IV, Inc.
Its:	General Partner

By:	/s/ Steven Rothman

Its:	Secretary and Treasurer

PRIMUS VENTURE PARTNERS IV, INC.

By:	/s/ Steven Rothman

Its:	Secretary and Treasurer

Exhibit Index

Exhibit No.	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13G

AGREEMENT REGARDING THE JOINT FILING
OF SCHEDULE 13G
     The undersigned hereby agree as follows:
     (i) Each of them is individually eligible to use the Schedule 13G to which this Agreement is attached as an exhibit, and such Schedule 13G is filed on behalf of each of them; and
     (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 8, 2008	PRIMUS CAPITAL FUND IV LIMITED PARTNERSHIP

	By:	Primus Venture Partners IV Limited Partnership
	Its:	General Partner

	By:	Primus Venture Partners IV, Inc.
	Its:	General Partner

	By:	/s/ Steven Rothman

	Its:	Secretary and Treasurer

PRIMUS VENTURE PARTNERS IV LIMITED PARTNERSHIP

	By:	Primus Venture Partners IV, Inc.
	Its:	General Partner

	By:	/s/ Steven Rothman

	Its:	Secretary and Treasurer

PRIMUS VENTURE PARTNERS IV, INC.

	By:	/s/ Steven Rothman

	Its:	Secretary and Treasurer